UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), Form F-1 (File No. 333-279153), and Form F-1 (File No. 333-283304), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Amendment to Articles of Association

Evaxion Biotech A/S (the “Company”) registered share capital increases in aggregate nominal DKK 11,470,000 ordinary shares with the Danish Business Authority, with effective dates of December 26 and December 27, 2024, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 70,130,556, in connection with the exercise of pre-funded warrants on December 26 and 27, 2024, conferring the right to subscribe at an exercise price of $1.4537 per American Depositary Share (“ADS”) (each ADS representing ten (10) ordinary shares) with the terms set forth in detail on Appendix 7 of the Articles of Association. The remaining prefunded warrants confer the right to subscribe 851,000 ADSs at an exercise price of $1.4537 per Warrant ADS.

The Company’s Articles of Association were amended as of December 26 and December 27, 2024, to reflect this capital increase and are attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: January 7, 2025	By:	/s/ Christian Kanstrup
Christian Kanstrup
Chief Executive Officer